AB 3/3/03

03011907

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
State Discount Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27600 Chagrin Blvd. Suite 140
(No. and Street)

Beachwood (City) Ohio (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherry L. Bruce (216) 765-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mills, Potoczak & Company
(Name – *if individual, state last, first, middle name*)

27600 Chagrin Blvd., Suite 200 (Address) Cleveland, (City) Ohio (State) 44122 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sherry L. Bruce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Discount Brokers, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE DISCOUNT BROKERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
(With Independent Auditors' Report)

DECEMBER 31, 2002 AND 2001

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For the Period From January 1, 2002 to December 31, 2002

State Discount Brokers, Inc.
(Name of Respondent)

27600 Chagrin Boulevard
Cleveland, Ohio 44122
(Address of Principal Executive Office)

Ms. Sherry L. Bruce
State Discount Brokers, Inc.
27600 Chagrin Boulevard
Cleveland, Ohio 44122
(216-765-8500)
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

STATE DISCOUNT BROKERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income (Loss)	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 10
Supplemental Information	
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1	11 – 12
Schedule II – Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Pursuant to Rule 15c3-3	13
Supplemental Report of Independent Auditors on Internal Accounting Control	14 – 15

M P & Co Mills, Potoczak & Company

Certified Public Accountants and Business Advisors

27600 Chagrin Boulevard
Suite 200
Cleveland, Ohio 44122-4464
Phone: 216.464.7481
Fax: 216.464.7581
www.mpccpa.com

Mark G. Mills
William M. Potoczak

Independent Auditors' Report

To the Shareholder
State Discount Brokers, Inc.

We have audited the accompanying statement of financial condition of State Discount Brokers, Inc. (a wholly-owned subsidiary of S. L. Bruce Financial Corp.) as of December 31, 2002 and 2001, and the related statements of income (loss), changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (the "1934 Act"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of State Discount Brokers, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the 1934 Act. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mills, Potoczak & Company

February 14, 2003
Cleveland, Ohio

STATE DISCOUNT BROKERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Cash and equivalents	$ 38,244	$ 21,987
Cash on deposit with clearing broker (Note 2)	50,000	50,000
Receivable from clearing broker	26,936	35,574
Amounts due from related parties (Note 3)	117,434	114,590
Other receivables	24,452	12,030
Fixed assets, net (Note 4)	162,892	206,052
Deferred income taxes (Note 7)	4,071	7,017
Prepaid expenses, deposits and other	27,947	27,926
	$ 451,976	$ 475,176
LIABILITIES AND EQUITY		
Notes payable (Note 5)	$ 15,359	$ 20,718
Accounts payable and accrued expenses	29,500	31,366
Commitments (Note 8)		
Shareholder's equity	407,117	423,092
	$ 451,976	$ 475,176

See accompanying notes.

STATE DISCOUNT BROKERS, INC.

STATEMENT OF INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE		
Commissions	$ 633,800	$ 960,943
Interest and dividends	265,557	328,123
Order flow	26,969	30,440
Other	100,500	109,168
	1,026,826	1,428,674
EXPENSES		
Floor brokerage, exchange and clearing fees	245,700	388,298
Compensation, benefits and payroll taxes	424,613	578,964
Communications	136,158	131,487
Occupancy and equipment rent	162,966	201,504
Advertising	8,322	27,120
Professional fees	47,968	51,698
Other operating expenses	172,000	159,125
	1,197,727	1,538,196
OPERATING INCOME (LOSS)	(170,901)	(109,522)
OTHER INCOME (EXPENSE)		
Gain on sale of Florida office (Note 9)	142,751	
LOSS BEFORE INCOME TAXES	(28,150)	(109,522)
INCOME TAXES (BENEFIT)	(1,533)	(18,034)
NET LOSS	$ (26,617)	$ (91,488)

See accompanying notes.

STATE DISCOUNT BROKERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2002 AND 2001

	COMMON STOCK				
	SHARES (a)	AMOUNT	CONTRIBUTED CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCE, JANUARY 1, 2000	1,000	$ 100,000	$ 314,280	$ 100,300	$ 514,580
NET INCOME (LOSS)				(91,488)	(91,488)
BALANCE, DECEMBER 31, 2001	1,000	100,000	314,280	8,812	423,092
CAPITAL CONTRIBUTION			10,642		10,642
NET INCOME (LOSS)				(26,617)	(26,617)
BALANCE, DECEMBER 31, 2002	1,000	$ 100,000	$ 324,922	$ (17,805)	$ 407,117

(a) No par value; stated value $100.

See accompanying notes.

STATE DISCOUNT BROKERS, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOW FROM OPERATIONS		
Net income (loss)	$ (26,617)	$ (91,488)
Adjustments to reconcile net income (loss) to cash used by operating activities		
Depreciation and amortization	47,843	50,802
(Gain) loss on disposal of assets	(144,899)	2,623
Deferred income taxes	2,946	3,894
Change in assets and liabilities		
Receivable from clearing broker	8,638	43,428
Amounts due from related parties	12,496	(13,501)
Other receivables	(12,422)	(7,726)
Prepaid expenses, deposits and other	(21)	6,862
Accounts payable and accrued expenses	(1,866)	(10,370)
Accrued profit sharing contribution		(15,000)
Cash flow used by operations	(113,902)	(30,476)
CASH FLOW FROM INVESTING		
Acquisition of fixed assets	(5,849)	(45,811)
Proceeds from sale of assets	146,065	
Repayment from (advances to) related parties	(15,340)	100,378
Cash flow provided by investing activities	124,876	54,567
CASH FLOW FROM FINANCING		
Repayment of bank loan, net	(5,359)	(8,698)
Capital contribution	10,642	
Cash flow provided (used) by financing activities	5,283	(8,698)
INCREASE IN CASH	16,257	15,393
CASH, BEGINNING OF YEAR	21,987	6,594
CASH, END OF YEAR	$ 38,244	$ 21,987

See accompanying notes.

STATE DISCOUNT BROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1. Description of business and summary of significant accounting policies:

Description of business:

State Discount Brokers, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"). The Company is a wholly owned subsidiary of S.L. Bruce Financial Corp. (the "Parent"), and has offices in Cleveland, Ohio and Las Vegas, Nevada.

The Company does not carry customer accounts or securities, but rather operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm. The Company transmits all funds and delivers all securities received. The Company does not hold funds or securities for customers, nor does it owe any funds or securities to customers. The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") because it operates under Section (k)(2)(ii) of that Rule.

The Company is required to maintain a minimum net capital balance (as defined) of $50,000, pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $70,321 at December 31, 2002. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was .638 to 1 at December 31, 2002.

Securities transactions:

Customer securities transactions and related commission revenue and expenses are recorded on a settlement date basis, which is generally the third business day following the trade. The effect of using the settlement date rather than the trade date basis is not material.

Cash and equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Accounts receivable:

Accounts receivable are stated at cost. The Company uses the direct write-off method to account for bad debt expense. Account balances are written off as un-collectible on a case-by-case basis, principally when the Company has not received payment after exhausting all intended collection efforts. The Company had no write-offs in 2002 or 2001. No interest is accrued on past due balances.

1. Description of business and summary of significant accounting policies (continued):

Fixed assets:

Fixed assets are stated at cost. Depreciation of computer and office equipment and furniture and fixtures is calculated using the declining balance method over 5 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or useful life of the improvement. For income tax purposes, the Company uses accelerated methods, where permitted.

Software development costs incurred in connection with the Company's web site are capitalized, and amortized using the straight-line method over three years. Costs incurred to maintain the web site, including costs to modify web site content, are expensed as incurred.

Advertising costs:

Advertising costs are expensed as incurred.

Income taxes:

Deferred tax liabilities or assets are recognized based on the expected future tax consequences of all transactions that have been recognized in the financial statements. Such tax consequences are measured based on the provisions of enacted tax laws. Deferred tax assets (prepaid income taxes) are recognized where it is more likely than not that such assets will be realized. Deferred income taxes principally arise from differences between financial reporting and tax depreciation.

The Company files a consolidated income tax return with its Parent. The Parent allocates consolidated income taxes to the Company based on its proportionate share of taxable income. Any income tax liabilities (or refundable income taxes) are owed to (or receivable from) the Parent.

Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications:

Certain 2001 balances have been reclassified to conform to the 2002 presentation.

2. Cash on deposit with clearing broker:

The Company maintains a security deposit with its principal clearing broker, and earns interest thereon in accordance with the terms of the clearing agreement.

3. Amounts due from related parties:

	2002	2001
Note from the Company's president	$ 87,719	$ 69,309
Amount due from (owed to) Parent	18,000	34,929
Other receivables	11,715	10,352
	$117,434	$114,590

The note from the Company's president is payable on December 31, 2003, which includes interest at 4.92%. The Company earned interest income of $3,070 in 2002 and $5,655 in 2001. No collateral was pledged for the note. The Company's president is the sole shareholder of the Parent.

The amount due from (owed to) Parent and other receivables are due on demand. No collateral is pledged for either balance. The amount due from Parent includes income tax benefits of $4,479 in 2002 and $19,875 in 2001.

The Company pays a management fee to its Parent for leased equipment, debt service and other administrative costs. Management fees of $26,000 in 2002 and $24,283 in 2001 are included in professional fees.

4. Fixed assets:

	2002	2001
Leasehold improvements	$117,233	$117,233
Furniture and fixtures	85,541	87,993
Computer and office equipment	74,657	76,841
Software development costs	88,850	88,850
	366,281	370,917
Accumulated depreciation and amortization	203,389	164,865
	$162,892	$206,052

5. Notes payable:

The Company has an unsecured line of credit with Bank One (the "Bank"). Outstanding borrowings bear interest at the Bank's prime rate plus 2¼% (6½% at December 31, 2002) and are payable on demand. Interest is payable monthly. The Company's president guarantees payment.

The Company had a second unsecured line of credit with the Bank at December 31, 2001. The outstanding balance was paid in full during 2002.

The Company paid interest of $1,158 in 2002 and $2,360 in 2001.

6. Employee benefit plans:

The Company has a profit sharing plan that covers substantially all employees. The Company may make contributions to the plan at the discretion of the Board of Directors. The Company did not make contributions to the plan in 2002 or 2001.

7. Income taxes (benefit):

	2002	2001
Current federal	$(4,479)	$(21,928)
Deferred federal	2,946	3,894
	$(1,533)	$(18,034)

The effective income tax rate includes the effect of lower bracket income tax rates, certain non-deductible expenses, and the utilization of net operating loss carry-backs and carry-forwards. Deferred income taxes principally result from accelerated depreciation used for income tax purposes, and available net operating loss carry-forwards.

The Parent has net operating loss carry-forwards of $156,000 at December 31, 2002. Utilization of the net operating loss carry-forwards is limited to $15,000 per year because of a significant change in ownership (as defined in the Internal Revenue Code) in prior years. The Parent can utilize a maximum of $45,000 in net operating loss carry-forwards through 2005.

The Company did not pay any income taxes in 2002 or 2001.

8. Commitments:

The Company leases office space, certain office equipment and a vehicle under operating leases. At December 31, 2002, the future minimum lease payments are $81,940 in 2003, $64,521 in 2004 and $43,014 in 2005. Rent expense was $151,162 in 2002 and $192,444 in 2001.

9. Sale of office:

The Company sold its Boca Raton, Florida office in July 2002. The Company received proceeds (net of direct expenses) of $143,131 and recorded a gain of $142,751. The company may receive an additional $25,000 in contingent consideration if certain revenue targets through June 2003 are met. No amount of contingent consideration has been included in the accompanying financial statements.

STATE DISCOUNT BROKERS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2002

NET CAPITAL		
Total shareholder's equity from statement of financial condition	$	407,117
Deductions and/or charges		
Nonallowable assets (per following schedule)		(336,796)
Net capital before haircuts on security positions		70,321
Haircut on money market instruments		
NET CAPITAL	$	70,321
AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition	$	44,859
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
6 2/3% of aggregate indebtedness	$	2,991
Minimum required net capital	$	50,000
Net capital requirement	$	50,000
EXCESS NET CAPITAL	$	20,321
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.638 to 1.00
EXCESS CAPITAL AT 1000%	$	65,835

See accompanying notes.

STATE DISCOUNT BROKERS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 (CONTINUED)

DECEMBER 31, 2002

NONALLOWABLE ASSETS

Amounts due from related parties	$	117,434
Other receivables		24,452
Furniture, fixtures and office equipment, net of accumulated depreciation		29,292
Leasehold improvements, net of accumulated amortization		102,354
Software development costs, net of amortization		31,246
Deferred income taxes		4,071
Prepaid expenses and deposits		27,947
	$	336,796

See accompanying notes.

STATE DISCOUNT BROKERS, INC.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Mills, Potoczak & Company
Certified Public Accountants and Business Advisors

27600 Chagrin Boulevard
Suite 200
Cleveland, Ohio 44122-4464
Phone: 216.464.7481
Fax: 216.464.7581
www.mpccpa.com

Mark G. Mills
William M. Potoczak

Supplemental Report of Independent Auditors on Internal Accounting Control

To the Shareholder
State Discount Brokers, Inc.

In planning and performing our audit of the financial statements of State Discount Brokers, Inc. (the "Company") as of December 31, 2002 and for the year then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities amounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons,

(2) Recordation of differences required by Rule 17a-13, and

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

To the Shareholder
State Discount Brokers, Inc.
Page 2

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Commission and the other self-regulatory organizations which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Meaden, Potocnik & Company

February 14, 2003
Cleveland, Ohio